Exhibit 15.3

January 24, 2012

CNOOC Limited
No. 25, Chaoyangmenbei Dajie
Dongcheng District
Beijing, 100010
China

Re:	Estimated Proved Reserves and Future Net Revenue Interests Owned by OOGC America, Inc. Constant Prices and Expenses

Gentlemen:

In accordance with your request, Lee Keeling and Associates, Inc. (Keeling), has prepared an estimate of proved reserves and future net revenue to be realized from interests owned by CNOOC Limited (CNOOC).  The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by CNOOC.  These CNOOC interests involve one hundred sixty-four (164) producing wells in the Eagle Ford Area in Texas and eighty-eight (88) producing wells in the Niobrara Area of Colorado and Wyoming.  All are operated by Chesapeake Energy Corporation (Chesapeake). It is our understanding that the proved reserves estimated in this report constitute two point six per cent (2.6%) of CNOOC's total proved reserves as of December 31, 2011.  In our opinion, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.  Our estimate was completed on December 22, 2011.  Details of our estimate are presented on Exhibit 1 and are summarized as follows:

	ESTIMATED REMAINING
	NET RESERVES				FUTURE NET REVENUE
						Present Worth
RESERVE	Oil	Gas	NGL	Net Equiv.	Total	Disc.@10%
CLASSIFICATION	(MBL)	(MMCF)	(MBL)	(MMCFE)*	(M$)	(M$)

Proved Developed
Producing	7,175.280	21,949.010	2,700.580	81,204.240	552,831.430	303,297.530
Non-Producing	288.040	388.760	38.900	2,350.400	19,285.590	11,194.800

Sub-Total	7,463.320	22,337.770	2,739.480	83,554.640	572,117.020	314,492.330

Proved Undeveloped	27,577.530	114,921.550	15,094.250	370,952.230	1,580,804.880	472,240.330

Total All Reserves	35,040.850	137,259.320	17,833.730	454,506.870	2,152,921.900	786,732.660

* Net Gas Equivalent is calculated based on a conversion factor of 6 MCF of Gas per BBL of Oil.
Notes: (1)Totals may not agree with schedules due to roundoff.

For the proved developed producing, future net revenue is the amount, exclusive of income taxes, which will accrue to the subject interests from the continued operation of the properties either to depletion or through the year 2077 AD, whichever is projected first.  For all other reserve categories, future net revenue is the amount, exclusive of income taxes, which will accrue to the subject interests from the continued operation of the properties to depletion.  Future net revenue should not be construed as a fair market or trading value.  Provisions have been made for the cost of plugging and abandoning the properties and for the value of salvable equipment.

It is Keeling's considered opinion that the estimates of oil and gas reserve volumes as of December 31, 2011, presented in this document are, in aggregate, reasonable and were prepared in accordance with the Final Rule of Modernization of Oil and Gas Reporting (17 CFR Parts 210, 211, 229 and 249) of the United States Securities and Exchange Commission (SEC) using generally accepted petroleum engineering principles.   The definitions applicable to the Proved reserve categories and sub-classifications  recognized  in the conduct of these examinations correspond to the above Final Rule,  which was published by the SEC on January 14, 2009 on Federal Register/Vol. 74, No.9 and can be found on web; http://www.sec.gove/rules/final/2009/33-8995fr.pdf).

The preparation of this report included the use of all methods and procedures considered necessary under the circumstances.

No attempt has been made to determine whether or not the wells and facilities comply with various governmental regulations, nor have costs been included in the event they are not.

This report is comprised of two volumes.  In Volume 1, Schedule No. 1 is a combined summary forecast of annual gross and net production, income, expense and future net revenue by reserve type for both producing areas. Schedule No. 2 is a sequential listing by area for all properties based on discounted future net revenue.  Schedule No. 3 is an alphabetical listing by area of all properties.  Following this are schedules summarizing the estimate for Eagle Ford Area.  Schedule No. 4 is a summary forecast of annual gross and net production, income, expense and future net revenue by reserve type. Schedule No. 5 presents cash flows for the individual wells that have been assigned Proved Developed Reserves (PDP) and Proved Non-Producing Reserves (PNP).  Accompanying the cash flows for the PDP are production decline curves that show past production histories as well as our projections of future producing rates.  A summary PDP production decline curve precedes Schedule No. 4.

Volume 2 contains cash flows for the locations to which Proved Undeveloped Reserves (PUD) have been assigned.  This is followed by similar schedules, Nos. 6 and 7, summarizing the estimate of the Niobrara Area.  These present the same information for this area as the described above for Eagle Ford Area.

Reference is made to the index preceding this letter for a complete listing of schedules and decline curves included in the report.

CLASSIFICATION OF RESERVES

Reserves assigned to the various leases and/or wells have been classified as either “proved developed” or “proved undeveloped” in accordance with the definitions of the proved reserves as promulgated by the SEC.  These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.  Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” and “proved developed non-producing."

Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Non-Producing Reserves are those reserves for certain wells drilled and completed awaiting connection to a market outlet.  It may also include wells drilled and cased, but not completed.

ESTIMATION OF RESERVES

Well and reservoir performance were reviewed and updated employing decline curve analysis to estimate proved developed producing reserves.

Many Niobrara wells have been producing for a considerable length of time.  Reserves attributable to wells with well-defined production trends or relationships were based upon extrapolation of these trends or relationships to economic limits and/or abandonment pressures.  Reserves for newer Niobrara wells were estimated by analogy to older wells in the respective areas.

All Eagle Ford wells are relatively new, but some have established production declines that can be used as analogy for reserve assignments to wells with very little or no performance data.  Thus reserves anticipated from new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizon in the respective areas.  Structural position, net pay thickness, well productivity, gas-oil ratios, water production, pressures and other pertinent factors were considered in the estimations of these reserves.

Reserves classified as non-producing are based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

Reserves attributable to undeveloped locations have been based on volumetric calculations and/or analogy with offsetting wells.

FUTURE NET REVENUE

Oil Income

Income from the sale of oil was estimated using the average New York Mercantile Exchange (NYMEX) price the first day of each month during 2011.  This price was provided by the staff of Chesapeake.  The average price, $95.973 per barrel, was held constant throughout the economic life determined for each well.  Adjustments for each well were made for the historical difference between the actual field price received and the above reference price.

Gas Income

Income from the sale of gas was also estimated using the average NYMEX price for gas the first day of each month during 2011.  This price was also provided by the staff of Chesapeake.  The average price, $4.118 per million cubic feet, was held constant throughout the economic life determined for each well.  Adjustments for each well were made for the historical difference between the actual field price received and the above-referenced price.

NGL Income

Income from the recovery and sale of natural gas liquids (NGL) was based on a price that was approximately thirty-one per cent (31%) of the oil price in the Eagle Ford Area and fifty-one per cent (51%) in the Niobrara Area.  Adjustments were made for historical price differentials.

Operating Expenses

Operating expenses and data used to determine operating expenses were provided by the staff of Chesapeake. These expenses are based upon the actual operating costs incurred by Chesapeake in the operation of these wells or charged by the respective operators.  Like income, expenses have also been held constant throughout the life of each lease.  Monthly operating costs for Chesapeake operated wells do include overhead charges.

Future Expenditures

Future expenditures have been based on the data provided by the staff of Chesapeake.

GENERAL

All assumptions, data, methods and procedures were appropriate for the purpose served by the report.

The results presented in this report are based upon information and data made available to Keeling on or before November 30, 2011.  The reserve estimates, forward production estimates and discounted future net revenue computations are presented herein are based upon these data and represent Keeling's opinion as of December 31, 2011.

Information upon which this estimate has been based was furnished by the staff of CNOOC or its joint venture partner, Chesapeake, or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct.  No attempt has been made to verify title or ownership of the subject properties.

Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the wells was discussed with employees of Chesapeake.

This estimate has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character.  We consider the assumptions, data, methods and procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenue herein.  The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors, including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required.  Government regulations and policies affect Chesapeake’s ability to recover oil and gas reserves, and changes may cause volumes of reserves actually recovered to increase or decrease from the estimated quantities. The reserves included in this report have been based upon the assumption that the wells will continue to be operated in a prudent manner under the same conditions existing at the present time.  Actual production results and future well data may yield additional facts, not presently available to us, which will require an adjustment to our estimates.

Keeling has adopted a deterministic methodology in conducting its reserves evaluation.  The reserves included in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.  As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

The projection of cash flow has been made assuming constant prices.  There is no assurance that prices will not vary.  For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

This report was prepared under the direction and supervision of Lee Keeling and Associates, Inc.'s President, who has fifty-six years plus experience after graduating from the University of Tulsa with a Bachelor of Science Degree in Petroleum Engineering.  He has fifty-two years' experience in estimating and evaluating reserve information.

We hereby consent to the references to our name and our third party report as well as the filing of our third party report as an exhibit to CNOOC's annual report on Form 20-F for the fiscal year ended December 31, 2011.

This report is to be used only in its entirety.  Individual projections are not to be distributed unless accompanied by this letter.

We appreciate this opportunity to be of service to you.

Very truly yours, LEE KEELING AND ASSOCIATES, INC. (CA49 PE)

By:	/s/ Gordon L. Romine
Gordon L. Romine (PE6057)
President

LKA7163